[HOGAN & HARTSON L.L.P. LETTERHEAD]

March 30, 2007

BY EDGAR AND HAND DELIVERY

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Re:	XM Satellite Radio Holdings Inc.
XM Satellite Radio Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File Nos. 0-27441 and 333-39178

Dear Mr. Spirgel:

This letter relates to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K of XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. (collectively, the “Company”) for the Fiscal Year ended December 31, 2006 set forth in your letter dated March 19, 2007 to Joseph J. Euteneuer, Executive Vice President and Chief Financial Officer, which comments were received by the Company by fax on March 22, 2007.

The Company has asked that we advise the Staff that the Company expects to furnish its responses to the comments, which consist of four comments to be addressed in future filings, including one comment regarding accounting treatment of a transaction that took place in the first quarter of 2007, by April 23, 2007.

If you have any questions or concerns about the timing of the Company’s responses, please do not hesitate to contact me at (202) 637-5736.

Sincerely,

/s/ Steven M. Kaufman
Steven M. Kaufman

cc:	Joseph J. Euteneuer, Executive Vice President and Chief Financial Officer
James Rhyu, Senior Vice President, Controller
Joseph M. Titlebaum, General Counsel and Secretary